ACTION BY UNANIMOUS WRITTEN CONSENT OF
THE BOARD OF DIRECTORS OF
REAL SPILL CORPORATION.

The undersigned, constituting all of the members of the Board of Directors (the "Board") of Real Spill Corporation, a Delaware corporation (the "Company"), pursuant to Section 141(f) of the Delaware General Corporation Law and the Amended and Restated Bylaws of the Company (the "Bylaws"), hereby adopt the following recitals and resolutions by unanimous written consent, effective as of the date last set forth below:

1.   Approval of Crowd SAFE Financing.

WHEREAS, the Board deems it to be advisable and in the best interest of the Company and its stockholders to authorize, sell and issue a Simple Agreement for Future Equity, in substantially the form attached hereto as Exhibit A (the "Crowd SAFE"), to certain investors in an aggregate amount of up to $1,235,000, pursuant to the WeFunder Crowdfunding Platform (such transaction, the "Crowd SAFE Financing"); and

WHEREAS, pursuant to Section 3.4.3 of Part B of Article Fourth of the Company's Restated Certificate (the "Current Charter"), the Company shall not, without the written consent of the Requisite Holders (as defined in the Current Charter), issue any security convertible into or exercisable for any equity security, unless the same ranks junior to the Preferred Stock with respect to its special rights, powers and preferences..

NOW, THEREFORE, BE IT RESOLVED, that the Crowd SAFE, and all other documents necessary to effect the Crowd SAFE Financing, be, and they hereby are, approved in all respects;

RESOLVED FURTHER, that the Crowd SAFE Financing be, and it hereby is, approved in all respects, and that, contingent upon the approval of the Requisite Holders, the Company's issuance of the Crowd SAFE, and the execution of all documents incident thereto and the Company's performance thereunder are hereby approved;

RESOLVED FURTHER, that, contingent upon the approval of the Requisite Holders, the officers of the Company be, and each of them hereby is, authorized and directed to prepare and execute the Crowd SAFE with future investors, and any related agreements, and to take all actions necessary and appropriate to deliver such agreements and to perform the Company's obligations thereunder; and

RESOLVED FURTHER, that, contingent upon the approval of the Requisite Holders, the Crowd SAFE shall be offered, sold and issued in accordance with the terms of any applicable exemption from registration under the Securities Act of 1933, as amended (the "Act"), which may include Regulation CF promulgated under the Act, and that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and file a Form C with the appropriate state or federal offices.

    2.   General.

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, directed and empowered to execute any applications, certificates, agreements or any other instruments or documents or amendments or supplements to such documents, including any blue sky filings and stock certificates, or to do or to cause to be done any and all other acts and things as such officers, in their discretion, may deem necessary or advisable and appropriate to carry out the purposes of the foregoing resolutions; and

RESOLVED FURTHER, that any and all actions taken by the directors or officers of the Company to carry out the purposes or intent of the foregoing resolutions prior to their adoption are approved, adopted, ratified and confirmed.

This written consent may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same written consent.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed this Action by Unanimous Written Consent as of the dates set forth below.

Director:

Date: _____March 7, 2025_____

G. Alphonzo Terrell
_____
G. Alphonzo Terrell

Date: _____

_____
Aaron Samuels

IN WITNESS WHEREOF, the undersigned have executed this Action by Unanimous Written Consent as of the dates set forth below.

Director:

Date: _____

_____
G. Alphonzo Terrell

Date: March 6, 2025
_____

DocuSigned by:

Aaron Samuels
EEA545F830F7447...
_____
Aaron Samuels

EXHIBIT A

Crowd SAFE